UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

SEQUENTIAL BRANDS GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

817340201

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

With copies to:

Nazim Zilkha, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Tel: (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817340201
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC

I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 6,628,572
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 6,628,572
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,628,572(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%(2)
14.	Type of Reporting Person (See Instructions) OO

(1) Tengram Capital Associates, LLC (“TCA”) is the general partner of Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”) and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Mr. Eby, Mr. Sweedler and Mr. Gersten, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Mr. Gersten, TCA and Tengram disclaims the beneficial ownership of the above securities.

(2) All share percentage calculations in this Amendment No. 4 to Schedule 13D are based on 38,152,874 shares of common stock, par value $0.001 per share, of Sequential Brands Group, Inc., as provided to the Reporting Persons by Sequential Brands Group, Inc., consisting of 25,777,874 shares of common stock outstanding as of August 11, 2014 as disclosed in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed by Sequential Brands Group, Inc. with the Securities and Exchange Commission on August 14, 2014, plus 12,375,000 shares of common stock issued in connection with consummation of the transactions pursuant to the Agreement and Plan of Merger, dated as of June 24, 2014, by and among the Issuer, SBG Universe Brands, LLC, Universe Galaxy Merger Sub, Inc., Galaxy Brand Holdings, Inc., Carlyle Equity Opportunity GP, L.P., solely in its capacity as the representative of the stockholders and optionholders of Galaxy Brand Holdings, Inc. and, for limited purposes described therein, Carlyle Galaxy Holdings, L.P., filed by Sequential Brands Group, Inc. with the Securities and Exchange Commission on June 25, 2014.

CUSIP No. 817340201
1.	Name of Reporting Person: TCP SQBG ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 46-1615411

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 733,333
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 733,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 733,333(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) OO

(3) TCA is the general partner of Tengram and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Mr. Eby, Mr. Sweedler and Mr. Gersten, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Mr. Gersten, TCA and Tengram disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: TCP SQBG II, LLC I.R.S. Identification Nos. of above persons (entities only): 46-3255081

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 257,273
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 257,273
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,273(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO

(4) TCA is the general partner of Tengram and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Mr. Eby, Mr. Sweedler and Mr. Gersten, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Mr. Gersten, TCA and Tengram disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: TENGRAM CAPITAL ASSOCIATES, LLC I.R.S. Identification Nos. of above persons (entities only): 90-0659866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,178(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) HC

(5) TCA is the general partner of Tengram and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Mr. Eby, Mr. Sweedler and Mr. Gersten, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Mr. Gersten, TCA and Tengram disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,178(6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) HC; PN

(6) TCA is the general partner of Tengram and the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC. Mr. Eby, Mr. Sweedler and Mr. Gersten, as the managing members of TCA and controlling partners of Tengram, may be deemed to have the voting and dispositive power of the shares. Each of Mr. Eby, Mr. Sweedler, Mr. Gersten, TCA and Tengram disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,738
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power 4,738
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,623,916(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) HC; IN

(7) Mr. Eby, together with Mr. Sweedler and Mr. Gersten, is a controlling partner of Tengram and a managing member of TCA, the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC, and, therefore may be deemed to have the voting and dispositive power of the shares. Mr. Eby disclaims the beneficial ownership of the above securities. Mr. Eby is also the beneficial owner of 4,738 shares of the Common Stock which were issued in connection with the pro rata distribution from ETPH BSS Investors LLC, as disclosed on the Form 4 filed by Mr. Eby on July 16, 2014 (SEC File No. 001-36082).

CUSIP No. 817340201
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 492,184
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power 492,184
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,111,362(8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.7%
14.	Type of Reporting Person (See Instructions) HC; IN

(8) Mr. Sweedler, together with Mr. Eby and Mr. Gersten, is a controlling partner of Tengram and a managing member of TCA, the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC, and, therefore may be deemed to have the voting and dispositive power of the shares. Mr. Sweedler disclaims the beneficial ownership of the above securities. Mr. Sweedler is also the beneficial owner of 492,184 shares of the Common Stock, which were issued in connection with the acquisition of B®and Matter, LLC by Sequential Brands Group, Inc., as disclosed on the Current Report on Form 8-K filed by Sequential Brands Group, Inc. on April 3, 2013 (SEC File No. 000-16075).

CUSIP No. 817340201
1.	Name of Reporting Person: Richard Gersten I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,619,178
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,619,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,619,178(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person (See Instructions) HC; IN

(9) Mr. Gersten, together with Mr. Eby and Mr. Sweedler, is a controlling partner of Tengram and a managing member of TCA, the managing member of each of (i) TCP WR Acquisition, LLC, (ii) TCP SQBG Acquisition, LLC and (iii) TCP SQBG II, LLC, and, therefore may be deemed to have the voting and dispositive power of the shares. Mr. Gersten disclaims the beneficial ownership of the above securities.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 3, 2012, Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 22, 2012, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 15, 2013 and Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on July 29, 2013. The principal executive offices of the Issuer are located at 1065 Avenue of the Americas, 30th Floor, New York, NY 10018.

This Amendment No. 4 is filed in connection with the Agreement and Plan of Merger, dated as of June 24, 2014, by and among the Issuer, SBG Universe Brands, LLC, Universe Galaxy Merger Sub, Inc., Galaxy Brand Holdings, Inc., Carlyle Equity Opportunity GP, L.P., solely in its capacity as the representative of the stockholders and optionholders of Galaxy Brand Holdings, Inc. and, for limited purposes described therein, Carlyle Galaxy Holdings, L.P. (the “Merger Agreement”). Pursuant to the Merger Agreement, all outstanding equity interests of Galaxy Brand Holdings, Inc., including outstanding options (whether vested or unvested), were converted into the right to receive a portion of $100,000,000 in cash, subject to adjustment as set forth in the Merger Agreement, 12,375,000 shares of the Common Stock and warrants to purchase an aggregate of up to 3,000,000 additional shares of the Common Stock based upon the performance of the Linens ‘n Things brand following the closing (collectively, the “Merger Consideration”).

This Amendment No. 4 is filed to reflect the decrease in the beneficial ownership percentages of the Reporting Persons as a result of the consummation of the transactions pursuant to the Merger Agreement. Unless otherwise stated herein, information reported in the Schedule 13D, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded with information contained in this Amendment No. 4.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

TCP WR Acquisition, LLC (“TCP WR”) is a Delaware limited liability company and its principal business is investments. TCP SQBG Acquisition, LLC (“TCP Acquisition”) is a Delaware limited liability company and its principal business is investments. TCP SQBG II, LLC (“TCP II”) is a Delaware limited liability company and its principal business is investments. Tengram Capital Associates, LLC (“TCA”) is a Delaware limited liability company and its principal business is investments. TCA is the general partner of Tengram Capital Partners Gen 2 Fund, L.P. (“Tengram”), which is a Delaware limited partnership, the principal business of which is investments. Mr. William Sweedler, Mr. Matthew Eby and Mr. Richard Gersten are United States citizens and the controlling partners of Tengram and managing members of TCA, which is the managing member and which has the sole voting control of each of (i) TCP WR, (ii) TCP Acquisition and (iii) TCP II. Tengram, TCP WR, TCP Acquisition, TCP II, TCA, Mr. Sweedler, Mr. Eby and Mr. Gersten are collectively the “Reporting Persons”. The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, the Reporting Persons have neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

Pursuant to the Merger Agreement, the Issuer issued 12,375,000 shares of the Common Stock as part of the Merger Consideration. As a result of such issuance, the beneficial ownership percentages of the Reporting Persons decreased.

Unrelated to the Merger Agreement, Mr. Eby may also be deemed the beneficial owner of 4,738 shares of Common Stock, which were issued on July 14, 2014 in connection with a pro rata distribution from ETPH BSS Investors LLC, of which Mr. Eby is a non-managing member.

The Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)	TCP WR is the beneficial owner of 6,628,572 shares of Common Stock, or 16.9% of the issued and outstanding Common Stock, consisting of the following:

(i)	1,104,762 shares of Common Stock underlying two warrants to purchase Common Stock; and

(ii)	5,523,810 shares of Common Stock.

TCP Acquisition is the beneficial owner of 733,333 shares of Common Stock, or 1.9% of the issued and outstanding Common Stock.

TCP II is the beneficial owner of 257,273 shares of Common Stock, or 0.7% of the issued and outstanding Common Stock.

Tengram and TCA, as the general partner of Tengram and the managing member of each of (i) TCP WR, (ii) TCP Acquisition and (iii) TCP II, and Messrs. Eby, Sweedler and Gersten, as managing members of TCA, may be deemed the beneficial owners of 7,619,178 shares of the Common Stock, or 19.4% of the issued and outstanding Common Stock, consisting of the following:

(i)	733,333 shares of Common Stock directly owned by TCP Acquisition;

(ii)	1,104,762 shares of Common Stock underlying warrants to purchase Common Stock directly owned by TCP WR;

(iii)	257,273 shares of Common Stock directly owned by TCP II; and

(iv)	5,523,810 shares of Common Stock directly owned by TCP WR.

Mr. Sweedler is the beneficial owner of 492,184 shares of Common Stock, or 1.3% of the issued and outstanding Common Stock.

Mr. Eby is the beneficial owner of 4,738 shares of Common Stock, or less than one tenth of 1% of the issued and outstanding Common Stock.

(b)	The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c)	On July 14, 2014, Mr. Eby acquired 4,738 shares of Common Stock in connection with a pro rata distribution from ETPH BSS Investors LLC, of which he is a non-managing member. Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any other transaction during the past 60 days in any shares of Common Stock.

(d)	Messrs. Eby, Sweedler and Gersten have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCA, Tengram, TCP WR, TCP Acquisition and TCP II.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 7.1	Agreement and Plan of Merger, dated as of June 24, 2014, by and among the Issuer, SBG Universe Brands, LLC, Universe Galaxy Merger Sub, Inc., Galaxy Brand Holdings, Inc., Carlyle Equity Opportunity GP, L.P., solely in its capacity as the representative of the stockholders and optionholders of Galaxy Brand Holdings, Inc. and, for limited purposes described therein, Carlyle Galaxy Holdings, L.P. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Sequential Brands Group, Inc. on June 25, 2014).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2014

TCP WR ACQUISITION, LLC

By:	/s/ Matthew Eby
Name: Matthew Eby
Title: Managing Member

TCP SQBG ACQUISITION, LLC

By:	/s/ Matthew Eby
Name: Matthew Eby
Title: Managing Member

TCP SQBG II, LLC

By:	/s/ Matthew Eby
Name: Matthew Eby
Title: Managing Member

TENGRAM CAPITAL ASSOCIATES, LLC

By:	/s/ Matthew Eby
Name: Matthew Eby
Title: Managing Member

TENGRAM CAPITAL PARTNERS GEN2 FUND, L.P.

By:	/s/ Matthew Eby
Name: Matthew Eby
Title: Managing Member

/s/ Matthew Eby
Matthew Eby

/s/ William Sweedler
William Sweedler

/s/ Richard Gersten
Richard Gersten